Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To: Securities Exchange Commission www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970 As of August 31, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993

2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.58	50.58	50.24	50.24

3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	64,021,000

4	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664

5	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41

6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04

7	Haim Ben-Dor	Series C Debentures	611,949.10

8	Haim Ben-Dor	Series D Debentures	111,300

9	Haim Ben-Dor	Series F Debentures	1,789,009.50

10	Haim Ben-Dor	Series K Debentures	445,400

11	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.09	0.09

12	Arie Mientkavich	Unregistered Options	100,000

13	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01

14	Yair Orgler	Unregistered Options	12,400			0.01	0.01

15	Yair Orgler	Series C Debentures	70,000

16	Yair Orgler	Series D Debentures	300,000

17	Yair Orgler	Series F Debentures	132,540

18	Yair Orgler	Series I Debentures	68,000

19	Noga Knaz	Unregistered Options	4,800			0.00	0.00

20	Ronnie Bar-On	Series J Debentures	40,000

21	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.12	0.12

22	Aharon Soffer	Unregistered Options	190,000

23	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	10,681,488	6.10	6.10	6.06	6.06

24	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	10,763,072

25	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	0

26	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	39,157,321

27	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	158,965,683

28	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	39,266,288

29	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	77,557,498

30	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	58,727,503

31	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	88,625,584

32	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	34,441,303

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	%Voting	% Capital	%Voting
33	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.11	0.11

34	Gil Kotler	Unregistered Options	43,750

35	Gil Kotler	Unregistered Options	95,584

36	Gil Kotler	RSU	13,382

37	Gil Kotler	PSU	29,470

38	Varda Zuntz	Ordinary Shares	50,037	0.03	0.03	0.08	0.08

39	Varda Zuntz	Unregistered Options	25,000

40	Varda Zuntz	Unregistered Options	38,234

41	Varda Zuntz	RSU	5,353

42	Varda Zuntz	PSU	11,788

43	Eran Ballan	Unregistered Options	32,500			0.10	0.10

44	Eran Ballan	Unregistered Options	95,584

45	Eran Ballan	RSU	13,382

46	Eran Ballan	PSU	29,470

47	Rami Vaisenberger	Unregistered Options	17,500			0.06	0.06

48	Rami Vaisenberger	Unregistered Options	57,351

49	Rami Vaisenberger	RSU	8,029

50	Rami Vaisenberger	PSU	17,682

51	Ronen Geles	Unregistered Options	10,000			0.04	0.04

52	Ronen Geles	Unregistered Options	38,234

53	Ronen Geles	RSU	5,353

54	Ronen Geles	PSU	11,788

55	Shlomi Drori	Unregistered Options	38,234	0.03	0.03

56	Shlomi Drori	RSU	5,353

57	Shlomi Drori	PSU	11,788

58	Shlomo Cohen	Unregistered Options	7,500	0.02	0.02

59	Shlomo Cohen	Unregistered Options	14,994

60	Shlomo Cohen	RSU	4,198

61	Adi Tamir	Unregistered Options	1,875	0.01	0.01

62	Adi Tamir	Unregistered Options	9,371

63	Adi Tamir	RSU	2,264

64	Adi Tamir	Series D Debentures	10,309

Changes in holdings during June of 2013

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 23 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,723,990

Change in the number of securities: -42,502

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 11,641,436

Change in the number of securities: -878,364

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series B Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260272

Balance held by Holder at the end of the previous month (prior report): 245,000

Change in the number of securities: -245,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 38,571,338

Change in the number of securities: 585,983

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 158,244,776

Change in the number of securities: 720,907

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 39,389,682

Change in the number of securities: -123,394

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 73,125,514

Change in the number of securities: 4,431,984

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 58,429,472

Change in the number of securities: 298,031

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 83,391,684

Change in the number of securities: 5,233,900

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 34,053,401

Change in the number of securities: 387,902

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.